File Number  040-00429



                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.


                            AMENDMENT NO. 1
                              FORM U-6B-2
                      Certificate of Notification


Amend as follows:

1.  Certificate is filed by:   Seneca Independence Pipeline Company, a
wholly-owned subsidiary of National Fuel Gas Company.

2. Item # 8 to read: Name of the person to whom each security was issued, renewed or guaranteed: National Fuel Gas Company.

3.  Item # 12 to read:
    Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
     a.  the provisions contained in the first sentence of Section 6(b),
     b.  the provisions contained in the fourth sentence of Section
6(b),
     c.  the provisions contained in any rule of the Commission other
than Rule U-48:  Rule 52.   [check]


                                  NATIONAL FUEL GAS COMPANY


                                  By: /s/ James R. Peterson
                                       James R. Peterson
                                      Assistant Secretary
Date:  October 20, 1997